                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           Onyx Acceptance Corporation


                          COMMON STOCK, par value $0.01


                                    682914106


        Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754

                                     2/14/00

CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Lincolnshire Associates, Ltd.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC

5.


6.    Texas

7.    -0-

8.    90,000

9.    -0-

10.   90,000

11.   90,000

12.

13.   1.46%

14.   PN




                                        2


SEC 1746 (2-98)

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CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Portshire Corp.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    AF

5.


6.    Texas

7.    -0-

8.    90,000

9.    -0-

10.   90,000

11.   90,000

12.

13.   1.46%

14.   CO




                                        2


SEC 1746 (2-98)

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CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Edmundson International, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    AF

5.


6.    California

7.    -0-

8.    90,000

9.    -0-

10.   90,000

11.   90,000

12.

13.   1.46%

14.   CO




                                        2


SEC 1746 (2-98)

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CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Consolidated Electrical Distributors, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    AF

5.


6.    Delaware

7.    -0-

8.    90,000

9.    -0-

10.   90,000

11.   90,000

12.

13.   1.46%

14.   CO




                                        2


SEC 1746 (2-98)

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CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC

5.


6.    California

7.    436,700

8.    -0-

9.    436,700

10.   -0-

11.   436,700

12.

13.   7.07%

14.   EP




                                        2


SEC 1746 (2-98)

CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Galashiels Fund, Ltd.


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC

5.


6.    Illinois

7.    80,000

8.    -0-

9.    80,000

10.   -0-

11.   80,000

12.

13.   1.29%

14.   CO




                                        2


SEC 1746 (2-98)

CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Keith W. Colburn Retirement Plan


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC

5.


6.    Illinois

7.    -0-

8.    14,500

9.    -0-

10.   14,500

11.   14,500

12.

13.   .24%

14.   EP




                                        2


SEC 1746 (2-98)

CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Keith W. Colburn Trust


2.    (a)


      (b)    X


3.    SEC Use Only

4.    WC

5.


6.    Illinois

7.    -0-

8.    14,500

9.    -0-

10.   14,500

11.   14,500

12.

13.   .24%

14.   OO




                                        2


SEC 1746 (2-98)

CUSIP NO. 682914106                13D             OMB Number: 3235-0145



1. Keith W. Colburn


2.    (a)


      (b)    X


3.    SEC Use Only

4.    PC

5.


6.    Illinois

7.    -0-

8.    14,500

9.    -0-

10.   14,500

11.   14,500

12.

13.   .24%

14.   IN




                                        2


SEC 1746 (2-98)

CUSIP NO. 682914106                    13D                             1 OF 6
                                 Amendment No. 2

                                  INTRODUCTION

      Lincolnshire Associates, Ltd., a Texas limited partnership, hereby files this Amendment No. 2 (the "Amendment") to Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

      Only those Items amended are reported herein.

      Item 3:     Source and Amount of Funds or Other
                  Consideration.

      Item 3 is amended by adding the following paragraph:

      On February 11, 2000, CED Pension Plan purchased 3,500 shares of Common Stock on the open market at a purchase price of $5.8125 per share; on February 14, 2000, CED Pension Plan purchased 2,500 shares of Common Stock on the open market at a purchase price of $5.9375 per share; on February 16, 2000, CED Pension Plan purchased 10,000 shares of Common Stock on the open market at a purchase price of $5.8125 per share; on February 17, 2000, CED Pension Plan purchased 3,000 shares of Common Stock on the open market at a purchase price of $5.75 per share; on February 18, 2000, CED Pension Plan purchased 17,000 shares of Common Stock on the open market at a purchase price of $5.75 per share; on February 22, 2000, CED Pension Plan purchased 10,000 shares of Common Stock on the open market, 5,000 shares at a purchase price of $5.625 per share and 5,000 shares at a purchase price of $5.50 per share; on February 24, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $5.50 per share; on February 25, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on

CUSIP NO. 682914106                    13D                             2 OF 6
                                 Amendment No. 2

the open market at a purchase price of $5.375 per share; on February 28, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $5.25 per share; on February 29, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $5.25 per share; on March 2, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $5.25 per share; on March 3, 2000, CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $5.1875 per share; and on March 6, 2000, CED Pension Plan purchased 10,000 shares of Common Stock on the open market at a purchase price of $5.875 per share.

      Due to an inadvertent error, some purchases were not reported in earlier filings, but are reported here:

      On December 23, 1999, the Colburn KEOGH purchased 50 shares of Common Stock on the open market at a purchase price of $7.52 per share; and on December 28, 1999, the Colburn KEOGH purchased 1,950 shares of Common Stock on the open market at a purchase price of $6.67 per share.

      On August 4, 1999, Colburn purchased 1,000 shares of Common Stock on the open market at a purchase price of $7.63 per share; on December 14, 1999, Colburn purchased 2,000 shares of Common Stock on the open market at a purchase price of $6.35 per share; on December 28, 1999, Colburn purchased 2,000 shares of Common Stock on the open market at a purchase price of $6.67 per share; on January 3, 2000, Colburn purchased 1,000 shares of Common Stock on the open market at a purchase price of $6.21 per share; and on January 28, 2000, Colburn purchased 2,000 shares of Common Stock on the open market at a purchase price of $6.01 per share.

      On October 29, 1999, Galashiels purchased 1,000 shares of Common Stock on the open market at a purchase price of $6.79 per

CUSIP NO. 682914106                    13D                             3 OF 6
                                 Amendment No. 2

share; on November 2, 1999, Galashiels purchased 19,000 shares of Common Stock on the open market at a purchase price of $6.85 per share; and on November 17, 1999, Galashiels purchased 20,000 shares on the open market at a purchase price of $6.85 per share.

      A table identifying each purchase is included in Item 5(c) of this Amendment.


      Item 5:     Interest in Securities of the Issuer.

      Item 5 is amended and restated as follows:

      (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's report of Form 10Q that it had 6,177,804 shares of Common Stock outstanding as of November 5, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.

Reporting Person   No. of      Percentage  Power to Vote     Power to Dispose
                   Shares       of Class   Shared   Sole     Shared      Sole
                   Benef.
                   Owned

Lincolnshire        90,000        1.46%     90,000           90,000
Portshire Corp.     90,000(1)     1.46%     90,000(1)        90,000(1)
Edmundson Int.      90,000(1)     1.46%     90,000(1)        90,000(1)
CED                 90,000(1)     1.46%     90,000(1)        90,000(1)


--------
(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 682914106                    13D                             4 OF 6
                                 Amendment No. 2

CED Pension Plan   436,700        7.07%            436,700             436,700
Galashiels          80,000        1.29%             80,000              80,000
Colburn KEOGH       14,500         .24%     14,500           14,500
Colburn Trust       14,500         .24%     14,500           14,500
Colburn             14,500         .24%     14,500           14,500

      The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 621,200 shares, representing 10.06% of the total number of shares of Common Stock outstanding.

      (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

Date        Purchaser     # Shares    Price       Comm'n     Total Funds
                                                              Required
02/11/00    CED Pension
            Plan             3,500    $5.8125     $.06       $   20,554
02/14/00    CED Pension
            Plan             2,500    $5.9375     $.06       $   14,994
02/15/00    CED Pension
            Plan            14,000    $5.8929     $.06       $   83,341
02/16/00    CED Pension
            Plan            10,000    $5.8125     $.06       $   58,725
02/17/00    CED Pension
            Plan             3,000    $5.75       $.06       $   17,430
02/18/00    CED Pension
            Plan            17,000    $5.75       $.06       $   98,770
02/22/00    CED Pension
            Plan             5,000    $5.625      $.06       $
02/22/00    CED Pension
            Plan             5,000    $5.50       $.06       $   56,225(2)
02/24/00    CED Pension
            Plan             5,000    $5.50       $.06       $   27,800
02/25/00    CED Pension
            Plan             5,000    $5.375      $.06       $   27,175
02/28/00    CED Pension
            Plan             5,000    $5.25       $.06       $   26,550


(2) Total of both purchases on 2/22/00

CUSIP NO. 682914106                    13D                             5 OF 6
                                 Amendment No. 2

02/29/00    CED Pension
            Plan             5,000    $5.25       $.06        $   26,550
03/02/00    CED Pension
            Plan             5,000    $5.25       $.06        $   26,550
03/03/00    CED Pension
            Plan             5,000    $5.1875     $.06        $   26,238
03/06/00    CED Pension
            Plan            10,000    $5.875      $.06        $   59,350
12/23/99    Colburn KEOGH       50    $7.52       $.06        $      376
12/28/99    Colburn KEOGH    1,950    $6.66       $.06        $   13,004
08/04/99    Colburn          1,000    $7.63       $.06        $    7,635
12/14/99    Colburn          2,000    $6.35       $.06        $   12,709
12/28/99    Colburn          2,000    $6.67       $.06        $   13,338
01/03/00    Colburn          1,000    $6.21       $.06        $    6,207
01/28/00    Colburn          2,000    $6.01       $.06        $   12,013
10/29/99    Galashiels       1,000    $6.79       $.06        $    6,788
11/02/99    Galashiels      19,000    $6.85       $.06        $  130,150
11/17/99    Galashiels      20,000    $6.85       $.06        $  137,000
TOTAL                      150,000                            $  909,562
                           -------                            ----------

      (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

      (e) Not applicable.

      Item 6:     Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

      The first paragraph of Item 6 is amended and restated to read as follows:

      Lincolnshire beneficially owns 90,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Colburn

CUSIP NO. 682914106                    13D                             6 OF 6
                                 Amendment No. 2

is the beneficiary of the Colburn Trust and Colburn KEOGH. Colburn beneficially owns 14,500 shares of Common Stock. A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make investment decisions for CED Pension Plan. Two of the members on CED Pension Plan's investment committee, including Colburn, also make investment decisions for Lincolnshire and, therefore, indirectly, for Portshire Corp., Edmundson International, and CED. CED Pension Plan beneficially owns 436,700 shares of Common Stock. Galashiels beneficially owns 80,000 shares of Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2000

                                          Lincolnshire Associates, Ltd.
                                          By Its General Partner,
                                          Portshire Corp.


                                          By  /s/ David C. Verbeck
                                          Its Vice President